The Glenmede Fund, Inc. and The Glenmede Portfolios

c/o State Street Bank and Trust Company

1 Lincoln Street, Floor 8

SFC0805

Boston, MA 02111

March 30, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Christina DiAngelo Fettig

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
The Glenmede Portfolios - Registration Nos. 33-46593 and 811-06578 (the “Funds” or “Registrants”)

Dear Ms. DiAngelo Fettig:

This letter is in response to your comments provided via telephone on January 27, 2020, relating to the Funds’ October 31, 2019 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR on December 30, 2019 and annual reports on Form N-CEN filed on January 14, 2019 and January 9, 2020 (the “Reports on Form N-CEN”):

1.

Comment: In the Annual Report, the Alternative Risk Premia Portfolio compares its performance to the HFRX Global Hedge Fund Index. The SEC staff would not object to the use of a hedge fund index as a secondary index, but do not feel that it is an appropriate broad-based securities market index, as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Registrant has replaced the HFRX Global Hedge Fund Index with the Bloomberg Barclays U.S. Treasury Bellwether 3-Month Index as its broad-based securities market index and will use the HFRX Global Hedge Fund Index as a secondary index in its Prospectus and will also do so in its subsequent annual reports.

2.

Comment: In the section entitled “Shareholder Expenses” of the Annual Report, please revise the first footnote to the Hypothetical Example for Comparison Purposes table to indicate that the expenses as disclosed in the table are net of fee waivers, but include dividends on securities sold short, interest expense and expense reimbursements. Please also recalculate the expense ratios to include dividends on securities sold short and interest expense. Additionally, please confirm supplementally if any of the expenses were materially misstated as a result of the exclusion of dividends on securities sold short.

Response: The Registrant has taken into consideration and analyzed the matter, including materiality, and has decided to revise the Shareholder Expenses section of the Annual Report as requested. This revised section has been appended to the Annual Report, filed with the SEC and has been transmitted to shareholders.

3.

Comment: In the Hypothetical Example for Comparison Purposes within the section entitled “Shareholder Expenses” of the Annual Report, with respect to the Institutional Class of the Quantitative U.S. Long/Short Equity Portfolio, the hypothetical expenses are based on a stub period as the Institutional Class was in operations for less than a full six-month period. However, in the Hypothetical Example for Comparison Purposes, classes that commenced operations within six months of the end of the reporting period should show expenses that would have been paid for the full six-month period instead of expenses paid during the actual stub period for the hypothetical comparison.

Response: The Registrant has made this change as requested in the revised Shareholder Expenses section of the Annual Report referenced above.

4.

Comment: In the section entitled “Statement of Assets and Liabilities” of the Annual Report with respect to the Quantitative International Equity Portfolio and the Global Secured Options Portfolio, each Portfolio reports foreign tax reclaims receivables. Please explain which countries these foreign tax reclaims receivables relate to and how the Portfolios monitor the collectability of those receivables.

Response: The foreign tax reclaims receivables listed in the Annual Report relate to Switzerland, Germany, Denmark, Spain and the United Kingdom for the Quantitative International Equity Portfolio and Germany, Denmark, Spain, France and Italy for the Global Secured Options Portfolio. State Street Bank and Trust Company (“State Street”), in its capacity as the Portfolios’ custodian, monitors the collectability of receivables, including tax reclaims receivables. State Street receives reporting from subcustodians and holds regular meetings with subcustodians to discuss reclaims, repayment timeframes and market changes. State Street provides quarterly reporting to the Registrants on outstanding tax reclaims.

5.

Comment: In the Sector Diversification tables that depict the portfolio holdings of each Portfolio by sector, please include a note describing any categories of investments that are excluded from the list (e.g., options).

Response: The Registrants will include the requested disclosure of any categories of investments that are not included in the Sector Diversification table in the next shareholder report.

6.

Comment: In the section entitled “Notes to Financial Statements” of the Annual Report, with respect to the Alternative Risk Premia Portfolio, please revise the description of the Portfolio’s contractual fee waiver and expense reimbursement agreement to disclose that it excludes short sale dividend expense and prime broker interest expense.

Response: The Registrants will make this change as requested in the next shareholder report.

7.

Comment: In the section entitled “Notes to Financial Statements” of the Annual Report, with respect to the Short Term Tax Aware Fixed Income Portfolio, please add disclosure regarding the Portfolio’s contractual fee waiver and expense reimbursement agreement.

Response: The Registrants will make this change as requested in the next shareholder report.

8.

Comment: To the extent a significant proportion of the outstanding shares of a Portfolio are held by a small number of shareholders (or a single shareholder), please consider adding disclosure to the Registrants’ prospectuses related to the risks associated with large shareholder concentration.

Response: The Registrants have added disclosure to the Registrants’ prospectuses dated February 28, 2020 related to the risks associated with large shareholder concentration.

9.

Comment: In the section entitled “Boards of Directors/Trustees – Consideration Regarding Investment Advisory Agreements and Sub-Investment Advisory Agreement” of the Annual Report, please disclose additional detail regarding the factors considered by the Boards of Directors/Trustees in determining whether to renew the Registrants’ Investment Advisory Agreements and Sub-Investment Advisory Agreement, per Instruction 2 to Item 27(d)(7) of Form N-1A.

Response: The Registrants will add more information about the Board’s considerations in determining whether to renew the Registrants’ Investment Advisory Agreements and Sub-Investment Advisory Agreement in the next annual shareholder report.

10.

Comment: The SEC has adopted regulations requiring certain funds, such as the Registrants, to implement liquidity risk management programs by December 1, 2018. Please confirm that the Registrants adopted and implemented a written liquidity risk management program by December 1, 2018. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016).

Response: The Registrants confirm that they adopted and implemented a written liquidity risk management program by December 1, 2018.

11.

Comment: Please update the series and class identification information for the Mid Cap Equity Portfolio on the SEC’s EDGAR site to indicate that it is inactive, as the Mid Cap Equity Portfolio has been liquidated.

Response: The Registrant has updated the series and class identification information for the Mid Cap Equity Portfolio on the SEC’s EDGAR site to indicate that it is inactive.

12.

Comment: In the Reports on Form N-CEN, the responses to Item B.7 was checked “No,” indicating that each Registrant is not the issuer of a class of securities issued under the Securities Act of 1933, as amended (the “1933 Act”). Please confirm if this is correct.

Response: The Registrants confirm that this is incorrect, the response to Item B.7 should be “Yes” for both Registrants. Each Registrant is the issuer of a class of securities issued under the 1933 Act. Each Registrant has filed an amended Form N-CEN to correct the response to that item.

13.

Comment: In the Report on Form N-CEN filed on January 9, 2020, with respect to the Small Cap Equity Portfolio, the response to Item C.6.g reported net income from securities lending activities of $114. However, in the section entitled “Statements of Operations” of the Annual Report, income from securities lending of $1,228,702 is reported for the Small Cap Equity Portfolio. Please explain the discrepancy.

Response: The Registrant confirms that the net income from securities lending activities reported in Item C.6.g of the Report on Form N-CEN with respect to the Small Cap Equity Portfolio was incorrect. The Registrant has filed an amended Form N-CEN to correct the response to that item.

14.

Comment: In the Report on Form N-CEN filed on January 14, 2019, with respect to the Quantitative U.S. Total Market Equity Portfolio, the response to Item C.6.b indicated that the Portfolio did lend its securities during the reporting period, but the Portfolio’s monthly average of the value of portfolio securities on loan during the reporting period is not provided in response to Item C.6.f. Please explain the discrepancy.

Response: The Registrant confirms that, in the Report on Form N-CEN filed on January 14, 2019, with respect to the Quantitative U.S. Total Market Equity Portfolio, the response to Item C.6.b was incorrect as the Portfolio did not lend its securities during the reporting period. The Registrant has filed an amended Form N-CEN to correct the response to Item C.6.b.

The preceding comments and related responses have been provided by and discussed with management of the Registrants.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Bernard Brick

Bernard Brick